GRUPO CARSO, S.A. DE C.V.

December 11, 2006.

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL



06019486

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the Notice to the Shareholders of Grupo Carso, S.A. de C.V. related to the Extraordinary Cash Dividend resolved at the Board of Directors of such company held on December 4, 2006.

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact



SEC MAIL
RECEIVED
DEC 21 2006
WASH. D.C.
199
PROCESSING
SECTION

GRUPO CARSO, S.A. DE C.V.

NOTICE TO THE SHAREHOLDERS

CASH DIVIDEND

The board of directors of Grupo Carso, S.A. de C.V., in its meeting held on December 4, 2006, and exerting the powers conferred to it by the Ordinary Stockholders General Assembly of the corporation held on April 25, 2006, approved to pay the shareholders an extraordinary cash dividend of MXP $2.00 (two pesos, domestic currency) per stock, coming from the Net Tax Profit Account, in one call only, over the total amount of outstanding stocks that integrate the stock capital, which shall be paid as of December 21, 2006, in exchange of coupon No. 15.

The payment of the corresponding call shall be made as of the date indicated, during business hours and days at Miguel de Cervantes Saavedra No. 255, first floor, at the corner of Moliere, Colonia Granada, Delegacion Miguel Hidalgo, Mexico, D.F., (Telephone 53 28 58 30). In the case of the stocks deposited in S.D. Indeval, S.A. de C.V., the payment shall be made in accordance with the applicable legal and administrative provision.

Mexico, D.F. December 4, 2006

Lic. Sergio Medina Noriega
Secretary of the Board of Directors

GRUPO CARSO, S.A. DE C.V.

December 11, 2006.

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



SEC MAIL
RECEIVED
DEC 21 2006
WASH. D.C.
PROCESSING
199
SECTION

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the relevant events of Grupo Carso, S.A. de C.V. related to the plan to Split Grupo Carso, S.A. de C.V. and the payment of a Extraordinary Cash Dividend, which were sent to the Bolsa Mexicana de Valores, S.A. de C.V. on December 4, 2006:

"Grupo Carso, S.A. de C.V. ("Grupo Carso") informs the investors public that today it held its board of directors meeting in which, among other matters, it was approved: (1) To set up a working plan in order to undertake a split for Grupo Carso, out of which shall result a spin-off-corporation, to which in a general way, Grupo Carso would grant the total amount of the stocks representing the capital stock of Carso Infraestructura y Construcción, S.A. de C.V. it holds either directly or indirectly through its subsidiaries Grupo Condumex, S.A. de C.V. and Inmuebles Cantabria, S.A. de C.V., and the corporate net worth's proportion set forth in the split's pro-forma balance sheet, which would be prepared for that purpose; to undertake the split it shall be necessary to obtain some confirmations from the competent authorities, and (2) Pay the shareholders an extraordinary cash dividend of MXP $2.00 (two pesos, domestic currency) per stock, coming from the balance of the Net Tax Profit Account, in one exhibit only, over the total amount of outstanding stocks, as of December 21, 2006, in exchange of coupon No. 15".

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

GRUPO CARSO, S.A. DE C.V.

December 13, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the Summary of the agreements adopted by the extraordinary Shareholders General Assembly of Grupo Carso, S.A. de C.V., held on December 7, 2006.

We are sending this information on behalf of Grupo Carso, S.A. de C.V. as required in rule 12g3-2b.

Sincerely.



C.P. Quintín Humberto Botas Hernández
Attorney in fact



Lic. Alejandro Archundia Becerra
Attorney in fact

SUMMARY OF THE AGREEMENTS ADOPTED BY THE EXTRAORDINARY SHAREHOLDERS GENERAL ASSEMBLY OF GRUPO CARSO, S.A. DE C.V., HELD ON DECEMBER 7, 2006

EXTRAODINARY SHAREHOLDERS GENERAL ASSEMBLY

1. Primarily to adjust the text of several articles of the by-laws to the applicable provisions of the Securities Market Act published in the Official Journal of the Federation (DOF) on December 30, 2005, it was resolved:

a) To modify the text of the article First of the corporation's by-laws, so the wording hereinafter, is set forth as follows: "ARTICLE FIRST. - The name of the Corporation is "GRUPO CARSO", which, when used shall always be followed by the words "Sociedad Anónima Bursátil de Capital Variable" (Public Company of variable capital) or from its acronym "S.A.B. DE C.V."";

b) To approve, furthermore, the reform of the texts of Articles Second, Third, Sixth, Seventh, Eighth, Ninth, Thirteenth, Fourteenth, Fifteenth, Sixteenth, Eighteenth, Nineteenth, Twentieth, Twenty-First, Twenty-Second, Twenty-Fourth, Twenty-Fifth, Twenty-Sixth, Twenty-Seventh, Twenty-Eighth, Twenty-Ninth, Thirtieth, Thirty-First, Thirty-Second, Thirty-Fourth and Thirty-Sixth, and of some headings of the by-laws; and

c) That the articles and headings of the by-laws that the assembly found were incomprehensible on the approved reforms suffer no change whatsoever and remain in full effect and legal force on their current terms.

2. Adopted several resolutions deriving from the approved statutory reforms, or that are related to them, regarding the exchange of stocks that in due time should take place, to the powers of the corporation previously conferred to the assembly, to the operation of the Board of Directors under its current structure, to the operation of the Comité de Prácticas Societarias y Auditoria (Corporations Practices and Audit Committee) under its current structure, and to the appointment of the Chairman of such Committee, and that the appointments of the Proprietary Examiner and Substitute Examiner of the Corporation were left without any effect.

3. It was authorized that the general director complies with the agreements adopted by the assembly and special delegates were appointed to complete, in general, the official formalities of the resolutions adopted by the Assembly.